NEW PACIFIC METALS CORP. ("the Company")

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of *National Instrument 51-102 – Continuous Disclosure Obligations* and relates to the results of voting at the annual general meeting of the Company held on November 28, 2025.

Item Voted Upon	Voting Results
Fixing the number of directors of the Company at six	Resolution passed by requisite majority by show of hands. Details of the voting were as follows: Total shares voted in favour: 143,289,898 (99.32%) Total shares voted against: 980,239 (0.68%)
Election of Directors	All nominees proposed by management were elected to serve as directors until the Company's next annual general meeting by requisite majority by show of hands. Details of the voting were as follows: |	Votes For		Withheld	
Director	Number	Percentage	Number	Percentage
Dickson Hall	135,140,930	99.85%	200,833	0.15%
Martin Wafforn	134,236,324	99.18%	1,105,439	0.82%
Maria Tang	135,067,624	99.80%	274,139	0.20%
Jalen Yuan	135,174,921	99.88%	166,842	0.12%
Paul Simpson	130,632,805	96.52%	4,708,958	3.48%
Myles Gao	135,201,511	99.90%	140,252	0.10%	
Appointment of Deloitte LLP as auditors of the Company and authorizing directors to fix their remuneration	Resolution passed by requisite majority by show of hands. Details of the voting were as follows: Total shares voted in favour: 143,090,029 (99.18%) Total shares withheld: 1,180,108 (0.82%)

DATED November 28, 2025

New Pacific Metals Corp.

By: *"Jonathan Hoyles"*
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Jonathan Hoyles
Corporate Secretary